Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 29, 2023

Re:	Rayven Properties, LLC
Offering Statement on Form 1-A File No. 024-12153

To Whom It May Concern:

On behalf of Rayven Properties, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 3:00 p.m., Eastern Time, on Friday, March 31, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Owen Barrett

Owen Barrett

Manager of Rayven Manager, LLC